EXHIBIT 99.1

Canagold Resources Ltd. Announces Closing of $4.1M Charity Flow Through Financing

Vancouver, B.C. – March 28, 2024 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the "Company" or "Canagold"), is pleased to announce it has closed a charity flow-through financing with Sun Valley Investments AG (“Sun Valley”). The Company issued 15,700,000 common shares of the Company (the “FT Share”) that qualify as flow-through shares for the purposes of the Income Tax Act (Canada) at a price of $0.2625 per FT Share for total gross proceeds of $4,121,500 (the “Offering”).

The Company intends to use the proceeds for exploration activities at the Company’s New Polaris project.

The Company received conditional approval from the Toronto Stock Exchange (the “TSX”) for the Offering on March 26, 2024 and is currently seeking final approval.

No finder fees were paid in connection with the Offering. The FT Shares were issued on the private placement and are subject to a hold period of four months and one day following the closing date of the Offering, expiring on July 29, 2024.

Prior to the closing of the Offering, Sun Valley beneficially owned 63,338,133 common shares representing 43.28% of the Company’s total issued and outstanding common shares. Following the closing of the Offering, Sun Valley beneficially owns 84,038,133 common shares representing 48.41% of the Company’s total issued and outstanding common shares.

As Sun Valley is an insider of the Company, the Offering is a “related party transaction” as this term is defined in Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemption from valuation requirement and minority approval pursuant to subsection 5.5(a) and 5.7(a) of MI 61-101, respectively, for the insider participation in the Offering, as the FT Shares do not represent more than 25% of the Company’s market capitalization, as determined in accordance with MI 61-101.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts to help unlock significant value for all Canagold shareholders.

"Catalin Kilofliski"

Catalin Kilofliski

Chief Executive Officer

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For further information, please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the use of proceeds of the Offering, future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.